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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

June 21, 2013

Re:	Prosensa Holding B.V. Amendment No. 2 to Registration Statement on Form F-1 Filed June 18, 2013 File No. 333-188855

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Ladies and Gentlemen:

On behalf of our client, Prosensa Holding B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated June 20, 2013 ( the “Fourth Comment Letter”). In response to the comments set forth in the Fourth Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 3 (“the Amendment”) to the Registration Statement later today. We are also sending, under separate cover, a marked copy of the Amendment showing the changes from the Registration Statement filed on June 18, 2013.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s responses to the comments and a summary of the responsive actions taken. We have included page numbers to refer to the location in the marked copies of the Amendment submitted herewith where the revised language addressing a particular comment appears.

Critical accounting policies and significant judgments and estimates

Share-based compensation

Share Options, page 71

1.

We acknowledge your response to comment one. It does not appear that BioMarin is similar in size or stage of life cycle to you. Accordingly, we believe you should exclude BioMarin in determining expected volatility. If excluding BioMarin and using a volatility of

Division of Corporation Finance U.S. Securities and Exchange Commission	2	June 21, 2013

80% is not material we would not object to not restating your financial statements, however we believe your disclosure should be revised to state you used an expected volatility assumption of 80%. You should also delete in the disclosure the name of BioMarin as a peer used in determining volatility. Any error for which a restatement is not made should be corrected for in the current period. Please note that to be comparable any table should be in the same currency for all companies and should include Prosensa.

Response:	The Company respectfully informs the Staff that the expected volatility assumption previously disclosed has been revised from 60.0% to 80.0%, as requested, on pages 73, 77, 78, F-48, F-51 and F-52 of the revised Registration Statement. In addition, the Company has also removed the reference to BioMarin as a peer used in determining volatility on page 73 of the revised Registration Statement.

The cumulative error of €48,000 for the periods ended December 31, 2011, December 31, 2012 and March 31, 2013 that results from increasing the volatility assumption from 60.0% to 80.0% will be expensed in the consolidated income statement for the quarter ending June 30, 2013. An analysis of this impact has been included within the Company’s response to comment two.

2.	We acknowledge your response to our comment two. Please confirm when and how you will correct the €9,000 cumulative impact that you deem immaterial related to the change from using the current value method and the option pricing method to just using the option pricing method for your options.

In addition, please provide us a more robust SAB 99 materiality analysis that correcting both errors deemed immaterial is not material.

Response:	The Company respectfully informs the Staff that the €10,000 cumulative impact for the periods ended December 31, 2011, December 31, 2012 and March 31, 2013 resulting from the change from using both the current value method and the option pricing method to using solely the option pricing method will be recorded as an additional expense in the Company’s consolidated income statement for the quarter ending June 30, 2013.

SAB 99 Assessment

The Company has performed an assessment of the impact on the Company’s financial statements from the change in the volatility estimate and the change in valuation method of the options granted to determine if there was a material misstatement of the Company’s consolidated financial statements as a whole. The Company concluded that the impact on the consolidated financial statements is not material for any period presented, nor is it expected to be material for any future periods. This conclusion was reached by the Company considering the guidance included within SAB 99, Materiality.

As stated in SAB 99, materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. Further, IAS 8, Accounting Policies, Changes in Accounting Estimates, and Errors, defines materiality as follows:

“Omissions or misstatements of items are material if they could, individually or collectively, influence the economic decisions that users make on the basis of the financial statements. Materiality depends on the size and nature of the omission or misstatement judged in the surrounding circumstances. The size or nature of the item, or a combination”

The Company assessed various quantitative and qualitative factors when reaching their conclusion.

Quantitative Factors Considered:

The following quantitative factors were considered in assessing the materiality of these errors for the periods ended December 31, 2011, December 31, 2012, and March 31, 2013:

-	The total impact of the errors compared to the net loss as reported for the periods ended December 31, 2011, and December 31, 2012, and March 31, 2013 is not material.

-	The total impact of the errors compared to the equity as reported for the periods ended December 31, 2011, December 31, 2012, and March 31, 2013 is not material.

-	The error does not impact EPS for any of the periods ended December 31, 2011, December 31, 2012, or March 31, 2013.

Error impact analysis

Amounts in 000’s of Euros, except per share and share data	For the period ended
Description	December 2011	December 2012	March 31, 2013
Net loss as reported	€(11,579)	€(9,892)	€(3,449)
Total equity as reported	€2,630	€15,574	€12,183
Basic and diluted EPS as reported	€(0.60)	€(0.37)	€(0.12)
Weighted average shares outstanding during period	19,240,137	26,574,570	29,002,298

Error #1 - Impact due to volitility change of 60% to 80%	€(25)	€(20)	€(3)
Error #2 - Impact due to change in option valuation method options	€(6)	€(3)	€(1)

Subtotal	€(31)	€(23)	€(4)
Prior period error	€—	€(31)	€(54)

Cumulative impact of the errors on P&L for the period	€(31)	€(54)	€(58)
Cumulative impact of the errors on total equity for the period*	€—	€—	€—

Cumulative error as a percentage of net loss as reported	0.27%	0.55%	1.68%
Cumulative error as a percentage of total equity as reported	0.00%	0.00%	0.00%
EPS impact of error	€-0.00	€-0.00	€-0.00
*	Equity is not impacted as the expense for each period is offset by a corresponding ‘credit’ to equity

In summary, the quantitative analysis discussed above suggests that the errors have no material impact on the financial statements for the periods ended December 31, 2011, December 31, 2012 or March 31, 2013. Further qualitative analysis of the materiality of the errors is considered below.

Qualitative Factors Considered:

The following qualitative factors were considered from SAB 99:

-	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate – The errors relate to an estimate of the fair value of stock options granted. Such estimates require substantial judgment and assumptions to be made by the Company, and therefore it is not a financial measure that can be measured with precision.

-	Whether the misstatement masks a change in earnings or other trends – The errors do not mask a change in earnings or other trends. The Company has historically been in a significant net loss position. For the periods ended December 31, 2011, December 31, 2012, and March 31, 2013 the errors had little, if any, impact on the Company’s consolidated financial statements. Further, no line items were materially impacted by the errors.

-	Whether the misstatement hides a failure to meet analysts’ consensus expectations from the enterprise – Historically this was not applicable as the Company was not a publicly traded company and, therefore, analysts do not develop such expectations. Furthermore, the Company believes that the errors identified would not impact an analysts’ perception of the Company for any of the periods ended December 31, 2011, December 31, 2012 and March 31, 2013.

-	Whether the misstatement changes a loss into income or vice versa – The Company reported significant net losses for each of the periods presented in the financial statements regardless of whether or not the misstatements occurred.

-	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability – This is not the case for the Company.

-	Whether the misstatement affects the registrant’s compliance with regulatory requirements – The errors have no impact on any regulatory requirements.

-	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements – The errors have no impact on any loan covenants or other contractual requirements.

-	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation – Management’s compensation is not impacted by the errors (this is a non-cash charge).

-	Whether the misstatement involves concealment of an unlawful transaction – The errors do not involve concealment of an unlawful transaction.

Conclusion

The Company made the following conclusions based on the above quantitative and qualitative factors:

•

The misstatement is not material for any of the periods ended December 31, 2011, December 31, 2012, or March 31, 2013. The misstatement will be corrected in the Company’s consolidated financial statements for the period ending June 30, 2013.

•	No other qualitative factors were noted which would suggest that this is material to any of the periods presented.

Based on the above analysis, the Company concluded that the errors (or correction thereof) are not material to the Company’s consolidated financial statements taken as a whole for any of the periods presented. Further, the relevant qualitative factors indicate that the errors are not material to the financial statements taken as a whole. The Company has therefore concluded that the financial statements for the periods ended December 31, 2011 December 31, 2012, and March 31, 2013 are not required to be restated, as such a restatement would not be material to investors making current investment decisions. Further, the errors are not expected to have a material impact on any future periods.

The Company has also discussed the SAB 99 analysis with their independent accountants, who concur with this analysis and conclusion.

IPO price versus last valuation, page 78

3.	We acknowledge your response to comment four. As previously requested, please disclose the fair value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on p. 74 of the revised Registration Statement to disclose the fair value of outstanding vested and unvested options based on the midpoint of the estimated offering price range set forth on the cover of the prospectus and the options outstanding as of March 31, 2013.

Division of Corporation Finance U.S. Securities and Exchange Commission	3	June 21, 2013

Should any questions arise, please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com.

Thank you for your time and attention.

Sincerely, /s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr.

cc:	Via E-mail Hans Schikan, Chief Executive Officer, Prosensa Holding B.V. Berndt Modig, Chief Financial Officer, Prosensa Holding B.V.